EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Quarter ended June 30, 2022

ST HELIER, Jersey, Aug. 11, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) announces its operating and financial results for the quarter and the six months ended June 30, 2022 (the “Quarter” and “First Half” respectively). Further information on the financial and operating results for the Quarter and First Half can be found in the management discussion and analysis (“MD&A”) and the unaudited financial statements which are available on the Company’s website, and which have been filed on SEDAR.

Financial Highlights for the Quarter ended June 30, 2022

  Gross revenues of $36.99 million, a 23.4 per cent increase on the $29.98 million achieved in the second quarter of 2021 ("Q2 2021").
  Gross profit of $17.9 million, a 28.8 per cent increase on the $13.9 million in Q2 2021.
  EBITDA (excluding asset impairments, depreciation and net foreign exchange gains) of $17.8 million, a 23.8 per cent increase on the $14.0 million in Q2 2021. This represents EBITDA (excluding asset impairments, depreciation and net foreign exchange gains) for the six months ended June 30, 2022 of $31.5 million (H1 2021: $23.5 million).
  On-mine cost of $692 per ounce (Q2 2021: $715 per ounce).
  All-in sustaining cost (“AISC”)1 of $925 per ounce (Q2 2021: $901 per ounce). The 3 per cent increase to the comparable quarter reflects the lower on-mine cost per ounce offset by higher administrative costs.
  Basic IFRS earnings per share ("EPS") of 87.7 cents (Q2 2021: 21.1 cents).
  Adjusted EPS of 56.2 cents (Q2 2021: 62.6 cents).
  Net cash from operating activities of $16.7 million (Q2 2021: $12.7 million).
  Net cash and cash equivalents of $10.9 million (Q2 2021, $16.7 million).
  Total dividend paid in the Quarter of 14 cents per share paid in April 2022; a further dividend at the same rate of 14 cents per share was paid in July 2022.

 Operating Highlights

  20,091 ounces of gold were produced in the Quarter, 20 per cent higher than the 16,710 ounces produced in Q2 2021 and a new production record for any quarter.
  38,605 ounces were produced in the First Half, 29 per cent higher than the 29,907 ounces produced in the first half of 2021.

Other highlights – Transaction to acquire the Bilboes gold project

  On 21 July 2022, Caledonia announced that it had signed an agreement to purchase Bilboes Gold Limited, the parent company which owns, through its Zimbabwe subsidiary, the Bilboes gold project in Zimbabwe ("Bilboes" or the "Project")2. Subject to satisfaction of the conditions to completion, the total consideration for the acquisition will be 5,123,044 Caledonia shares, representing approximately 28.5 per cent of Caledonia's fully diluted equity, and a 1 per cent net smelter royalty ("NSR") on the Project's revenues.
  Bilboes hosts NI 43-101 compliant proven and probable mineral reserves of 1.96 million ounces of gold in 26.6 million tonnes at a grade of 2.29 g/t, measured and indicated mineral resources of 2.56 million ounces of gold in 35.2 million tonnes at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold in 9.5 million tonnes at a grade of 1.89 g/t3.
  The feasibility study which has been prepared by the vendors indicates the potential for an open-pit gold mine producing an average of 168,000 ounces per year over a 10-year life of mine. Caledonia will prepare a feasibility study to identify the most judicious way to commercialise the Project (with regard to the availability of funding on acceptable terms).

Outlook

  Increase production at Blanket Mine (“Blanket”) to the target of 80,000 ounces of gold per annum4, reduce operating costs and increase the flexibility to undertake further development and exploration, thereby safeguarding and enhancing Blanket’s long-term future.
  Satisfy the conditions to enable the completion of the acquisition of Bilboes Gold Limited and, thereafter, prepare a feasibility study to identify the most judicious way to commercialise the Project with regard to the availability of funding on acceptable terms.
    Restart the oxides operation at Bilboes under the terms of a tribute arrangement with a view to creating a cash-generative operation within approximately six months.
    Upgrade the NI 43-101 compliant inferred mineral resources at the Maligreen mining claims which are currently estimated to host approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t5.
    Commission the 12MWac solar plant, which is expected to provide 27 per cent of Blanket’s total electricity demand.
  Continue to evaluate other investment opportunities in the Zimbabwe gold sector and elsewhere.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“This has been a terrific quarter and, indeed, half year with second quarter production of just over 20,000 ounces which set a record for any quarter. The first half of 2022 exceeded our expectations and we have now achieved our quarterly production target. Excellent production, along with a higher gold price and good cost control, has contributed to a 321% increase in IFRS earnings per share and a 31% increase in net cash from operating activities over the comparable quarter in 2021.

“In July, Caledonia announced that it had signed an agreement to purchase Bilboes Gold Limited, which is the holding company for a large, high-grade, open-pittable gold resource. We have followed the progress of the project for several years and believe that Bilboes is the premier gold development project in Zimbabwe, and indeed one of the best gold development projects in Africa.

“The completion of the transaction is subject to several conditions, but once achieved we can prepare a feasibility study to identify the most judicious way to commercialise the project with regard to the availability of funding on acceptable terms. Caledonia also intends to re-start the oxides operation at Bilboes under a tribute arrangement before completion of the transaction with a view to creating a cash-generative operation within approximately six months.

“Our immediate strategic focus continues to be on Blanket and we are on track to meet our target production of between 73-80,000 ounces of gold for this year, with first half production of 38,605 ounces of gold. We will also continue to reduce our operating costs and increase the flexibility to undertake further development and exploration, thereby safeguarding and enhancing Blanket’s long-term future.

“The proposed acquisition of Bilboes also builds on the recent acquisition of the Maligreen claims, where we continue to evaluate the existing geological information and are focused on increasing the confidence of the resource base. Caledonia will also consider other investment opportunities in the Zimbabwe gold sector within the constraints of its financing and management capacity.

“2022 has been an outstanding year so far and I would like to thank the team for their continued hard work.”

Caledonia will host an online presentation and Q&A session open to all investors on 12 August 2022 at 14:00 London Time

The Zoom details for this call are set out below.

Topic: Q2 2022 Results Call for Shareholders.

Please click the link below to join the webinar:
https://caledoniamining.zoom.us/j/95386976088?pwd=NDV4OFFaU2syMnNzeG42Y2FUcGswUT09

Webinar ID: 953 8697 6088
Passcode: 147538

International numbers available: https://caledoniamining.zoom.us/u/afzb3xKSY

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

	3 months ended		6 months ended
($’000’s)	June 30		June 30

	2021	2022	2021	2022
Revenue	29,977	36,992	55,697	72,064
Royalty	(1,503)	(1,854)	(2,792)	(3,612)
Production costs	(12,362)	(14,502)	(25,219)	(28,861)
Depreciation	(2,199)	(2,639)	(3,392)	(4,702)
Gross profit	13,913	17,997	24,294	34,889
Other income	7	1	30	3
Other expenses	(3,883)	(490)	(4,141)	(1,283)
Administrative expenses	(1,745)	(2,908)	(3,355)	(5,279)
Net foreign exchange (loss)/gain	(345)	4,172	(72)	5,081
Cash-settled share-based expense	(31)	57	(183)	(310)
Equity-settled share-based expense	-	-	-	(82)
Derivative financial instrument gain/(expense)	7	41	(107)	(1,697)
Operating profit	7,923	18,870	16,466	31,322
Net finance costs	(223)	(175)	(341)	(291)
Profit before tax	7,700	18,695	16,125	31,031
Tax expense	(3,893)	(5,314)	(6,895)	(10,033)
Profit for the period	3,807	13,381	9,230	20,998

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	383	(852)	181	(159)
Total comprehensive income for the period	4,190	12,529	9,411	20,839

Profit attributable to:
Owners of the Company	2,694	11,378	7,244	17,318
Non-controlling interests	1,113	2,003	1,986	3,680
Profit for the period	3,807	13,381	9,230	20,998

Total comprehensive income attributable to:
Owners of the Company	3,077	10,526	7,425	17,159
Non-controlling interests	1,113	2,003	1,986	3,680
Total comprehensive income for the period	4,190	12,529	9,411	20,839

Earnings per share (cents)
Basic	21.1	87.7	58.4	132.3
Diluted	21.1	87.7	58.4	132.3
Adjusted earnings per share (cents)
Basic	62.6	56.2	114.2	118.8
Dividends declared per share (cents)	12.0	14.0	23.0	28.0

Condensed Consolidated Statement of Cash Flows (unaudited)
($’000’s)
		3 months ended		6 months ended
		June 30		June 30
		2021	2022	2021	2022
Cash flows from operating activities
Cash generated from operations		14,987	18,341	17,537	30,185
Interest paid		(124)	(59)	(247)	(89)
Tax paid		(2,134)	(1,567)	(2,598)	(3,226)
Net cash from operating activities		12,729	16,715	14,692	26,870

Cash flows used in investing activities
Acquisition of property, plant and equipment		(7,425)	(13,011)	(13,769)	(22,745)
Acquisition of exploration and evaluation assets		(784)	(412)	(974)	(636)
Realisation of Gold ETF		1,083	-	1,083	-
Proceeds from disposal of subsidiary		-	-	340	-
Net cash used in investing activities		(7,126)	(13,423)	(13,320)	(23,381)

Cash flows from financing activities
Dividends paid		(1,814)	(2,700)	(3,506)	(4,488)
Repayment of gold loan		-	(3,698)	-	(3,698)
Acquisition of call option		-	(176)	-	(176)
Term loan repayments		(102)	-	(206)	-
Payment of lease liabilities		(33)	(39)	(65)	(79)
Net cash used in financing activities		(1,949)	(6,613)	(3,777)	(8,441)

Net increase/(decrease) in cash and cash equivalents		3,654	(3,321)	(2,404)	(4,952)
Effect of exchange rate fluctuations on cash and cash equivalents		(12)	(247)	(18)	(451)
Net cash and cash equivalents at beginning of the period		13,027	14,430	19,092	16,265
Net cash and cash equivalents at end of the period		16,669	10,862	16,669	10,862

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at			Dec 31	Jun 30
				2021	2022
Total non-current assets				157,944	179,354
Inventories				20,812	20,535
Prepayments				6,930	3,518
Trade and other receivables				7,938	7,748
Income tax receivable				101	182
Cash and cash equivalents				17,152	10,862
Total assets				210,877	222,199
Total non-current liabilities				12,633	7,256
Lease liabilities – short term portion				134	127
Trade and other payables				9,957	12,761
Derivative financial liabilities				3,095	122
Income tax payable				1,562	3,327
Overdraft				887	-
Cash-settled share-based payments - short term portion				2,053	813
Total liabilities				30,321	24,405
Total equity				180,556	197,793
Total equity and liabilities				210,877	222,199

_________________
1 Non-IFRS measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “adjusted EPS” are used throughout this announcement. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.
2 See press release dated July 21, 2022 entitled “Transaction to acquire the Bilboes gold project in Zimbabwe”.
3 Refer to the technical report entitled “BILBOES GOLD PROJECT FEASIBILITY STUDY” dated with effective date 15 December 2021 prepared by DRA Projects Africa Holdings (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on July 21, 2022.
4 Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021.
5 Refer to technical report entitled "Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe" by Minxcon (Pty) Ltd dated November 2, 2021 and filed on SEDAR on November 5, 2021.